Exhibit 7.01

November 13, 2012

The Special Committee of the Board of Directors
of China Shengda Packaging Group Inc.
No. 2 Beitang Road
Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
People’s Republic of China

Dear Sirs:

Reference is made to the preliminary non-binding proposal (the "Proposal") that I, Nengbin Fang, submitted to the board of directors of China Shengda Packaging Group Inc. (the "Company") on October 15, 2012 stating my intention to acquire all of the shares of common stock of the Company that are not currently owned by me or my family in a going-private transaction for cash consideration of US$1.40 per share.

Although I intend to continue to pursue a possible going-private transaction with respect to the Company, I have decided to withdraw the Proposal. I will promptly file an amendment to Schedule 13D with respect to this withdrawal.

I would like to personally express my sincerity to thank the members of the special committee for your hard work in evaluating the Proposal.

Should you have any questions regarding these matters, please do not hesitate to contact me.

Sincerely,

/s/ Nengbin Fang
      Nengbin Fang